SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.	Form 604 Notice of change in holders of substantial interest

604 Page 1 of 2 15 July 2001

Form 604

Corporations Act 2001

Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Prana Biotechnology Limited
ACN/ARSN	080 699 065

1. Details of substantial holder (1)

Name	Baywick Pty Ltd
ACN/ARSN (if applicable)	007 226 708

There was a change in the interests of the substantial holder on	08 / 10 / 2012

The previous notice was given to the company on	30 / 06 / 2011

The previous notice was dated	01 / 07 / 2011

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice
	Person’s votes	Voting power (5)	Person’s votes	Voting power (5)
Ordinary Shares	17,055,000	6.20%	17,811,000	5.23%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
4 January 2012	Sadarajak Pty Ltd	On market purchase	$104,564	600,000	600,000
1 May 2012	Sadarajak Pty Ltd	On market purchase	$25,131	156,000	156,000
Dilution of shareholding	due to the issue of	new PBT shares	NIL	NIL	NIL

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Refer to	Annexure A

604 Page 2 of 2 15 July 2001

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
NIL

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
All	Level 2, 369 Royal Parade, Parkville, Vic, 3052

Signature
print name	Geoffrey Kempler	capacity	Director
sign here		date	09 / 10 / 2012

DIRECTIONS
(1)	If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2)	See the definition of "associate" in section 9 of the Corporations Act 2001.

(3)	See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4)	The voting shares of a company constitute one class unless divided into separate classes.

(5)	The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6)	Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7)	Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8)	If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9)	Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Prana Biotechnology Ltd

ACN 080 699 065

Annexure to Notice of change of interests of substantial holder:

Baywick Pty Ltd

ACN 007 226 708

ANNEXURE A

4. Present relevant interests

Holder of relevant interest	Registered holder of Securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person’s votes
Baywick	Baywick Pty Ltd	Baywick Pty Ltd	Shareholder	13,965,000	13,965,000
NRB Developments	NRB Developments	NRB Developments	50% Shareholder	2,970,000	2,970,000
Sadarajak	Sadarajak Pty Ltd	Sadarajak Pty Ltd	Shareholder	756,000	756,000
Crystal Triangle	Crystal Triangle	Crystal Triangle	Shareholder	90,000	90,000
G. Kempler	G. Kempler	G. Kempler	Shareholder	30,000	30,000

605 Page 1 of 2 15 July 2001

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

1. Details of substantial holder (1)

Name	Jagen Nominees Pty Ltd
ACN/ARSN (if applicable)	49 308 321 831

The holder ceased to be a substantial holder on	08/10/2012
The previous notice was given to the company on	30/06/2011
The previous notice was dated	04/07/2011

2. Changes in relevant interests

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
08/10/2012	Jagen Nominees Pty Ltd	Dilution of holding % due to issue of new PBT shares	Nil	ORD 16,541,483	16,541,483

3. Changes in association

Name and ACN/ARSN (if applicable)	Nature of association
-	-
-	-

4. Addresses

Name	Address
Jagen Nominees Pty Ltd	Level 9 South, 161 Collins Street, Melbourne, Victoria, 3000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

October 9, 2012